April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	RRE Ventures Acquisition Corp. (the “Company”)
Registration Statement on Form S-1/A; File No. 333-294904 Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1/A (File No. 333-294904) (the “Registration Statement”) of RRE Ventures Acquisition Corp. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on April 29, 2026 or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan J. Maierson at (713) 546-7420.

Thank you for your assistance in this matter.

RRE VENTURES ACQUISITION CORP.

/s/ Philip Kassin
Philip Kassin
Chief Executive Officer

cc:	Jeffrey Douglas Epstein, RRE Ventures Acquisition Corp.

Ryan Maierson, Latham & Watkins LLP